FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry 10 Launch Event Available Via Webcast on January 30th, 2013	2

Document 1

January 28, 2013

FOR IMMEDIATE RELEASE

BlackBerry 10 Launch Event Available Via Webcast on January 30th, 2013

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) will be broadcasting the BlackBerry® 10 launch event on January 30th, 2013, via webcast. The event will happen simultaneously in New York, Toronto, London, Paris, Dubai, Johannesburg, Jakarta and Delhi.  This day will mark the official launch of its new platform - BlackBerry 10, as well as the unveiling of the first two BlackBerry 10 smartphones.  Details on the smartphones and their availability will be announced at the event.

A live webcast will be held beginning at 10 am ET, which can be accessed via http://www1.rim.com/newsroom.html

Details about BlackBerry 10 can be found at: www.blackberry.com/blackberry10

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Amy McDowell
mediarelations@rim.com
519-597-7273

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: the Company’s current expectations regarding the timing and scope of the BlackBerry 10 launch; the unveiling of the first two BlackBerry 10 devices; the timing for further details about, and the availability of, BlackBerry 10 devices; the anticipated benefits of the BlackBerry 10 browser, application ecosystem and catalogue, multimedia capabilities and user experience; industry partnerships; additional details regarding the Company's next-generation BlackBerry 10 platform and smartphones, including key BlackBerry 10 features such as BlackBerry Flow, BlackBerry Hub, BlackBerry Balance and the BlackBerry keyboard; and expectations regarding additional carrier lab entries.  The terms and phrases "to be", "will", "growing", "believe", "looking forward", "expected" and, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, the timing and success of new product introductions, RIM’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, and RIM’s expectations regarding the cash flow generation of its business. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: RIM’s ability to enhance current products and develop new products and services in a timely manner or at competitive prices, including risks related to further delays in new product introductions, including the Company’s BlackBerry 10 smartphones; risks related to intense competition, including RIM’s ability to compete in the tablet market, strategic alliances or transactions within the wireless communications industry, and risks relating to RIM’s ability to maintain or grow its services revenues; RIM’s reliance on carrier partners and distributors; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenue and reputational damage associated with service interruptions; RIM’s ability to manage inventory and asset risk; RIM’s ability to implement and realize the anticipated benefits of its CORE program; RIM’s ability to maintain or increase its cash balance; security risks and risks related to the collection, storage, transmission, use and disclosure of confidential and personal information; RIM’s ability to attract and retain key personnel; RIM’s ability to adapt to recent management changes; RIM’s reliance on suppliers of functional components for its products and risks relating to its supply chain; RIM’s ability to maintain and enhance the BlackBerry brand; risks related to RIM’s international operations; risks related to government regulations, including regulations relating to encryption technology; RIM’s reliance on third-party network infrastructure developers, software platform vendors and service platform vendors; RIM’s ability to expand and manage its BlackBerry App World applications catalogue; RIM’s reliance on third-party manufacturers; potential defects and vulnerabilities in RIM’s products; risks relating to litigation, including litigation claims arising from the Company’s past practice of providing forward-looking guidance; RIM’s ability to manage its past growth and its ongoing development of service and support operations; potential additional charges relating to the impairment of goodwill or other intangible assets recorded on RIM’s balance sheet; disruptions to RIM’s business as a result of shareholder activism; risks related to intellectual property; and difficulties in forecasting RIM’s financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 28, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO